SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Launches “Fly Easy” Purchase Program

São Paulo, November 28, 2005 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, launched the Voe Fácil (“Fly Easy”) GOL Program, which allows customers to pay for airline tickets in up to 36 monthly installments.

GOL’s Fly Easy Program offers an innovative new way to purchase airline tickets. “As an innovative low-cost airline, we are always stimulating the market and looking for new ways to allow all Brazilians to benefit from the convenience of air transportation,” says Tarcisio Gargioni, Vice-President of Marketing and Services of GOL Linhas Aéreas Inteligentes.

Applications are available on the Portuguese version of GOL’s website (www.voegol.com.br), for non-corporate legal residents living in Brazil. Interested customers can mail a hard copy of the application for approval and await a 15-day period to receive the GOL Fly Easy card. After credit approval, purchases with the GOL Fly Easy card can be made through the Company’s website, using a password, and can be paid in up to 36 monthly installments. The customer can choose the payment method: check, automatic debit or payment books.

Since beginning operations in January 2001, GOL has generated demand in diverse markets and contributed to the development and growth of the airline sector in Brazil. As a result, over 3.5 million people who fly GOL are first time flyers. “GOL maintains its commitment to popularizing air transportation by offering the lowest fares and the most convenient payment mechanisms in the market,” adds Gargioni.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. The Company has one of the youngest and most modern fleets in the industry resulting in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 410 daily flights to 45 major business and travel destinations in Brazil, Argentina and Bolivia. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL’s shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call:

0300-789-2121	in Brazil
0810-266-3131	in Argentina
800-1001-21	in Bolivia
5511 2125-3200	in other countries

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Contact: GOL Linhas Aéreas Inteligentes S.A.
tel.: (5511) 5033-4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br/ir

or

Media – Brazil and Latin America:	Media – U.S. and Europe:
Roberta Corbioli or Márcia Bertoncello	Meaghan Smith
MVL Comunicação (São Paulo)	Gavin Anderson & Company (New York)
Tel.: (5511) 3049-0343 / 0341	Tel.: 212-515-1904
e-mail: roberta.corbioli@mvl.com.br	e-mail: msmith@gavinanderson.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.